                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.____)*

                           REPAP ENTERPRISES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  76026M309
               ----------------------------------------------
                               (CUSIP Number)

                                Julia Murray
                          General Counsel - Finance
                    Enron Capital & Trade Resources Corp.
                              1400 Smith Street
                             Houston, TX  77002
                               (713) 853-6161
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                May 15, 1998
               ----------------------------------------------
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 76026M309                                           PAGE 2 OF 14 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Enron Capital & Trade Resources Corp.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [X]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     128,571,429*
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     128,571,429*

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,571,429*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

 * Represents shares of Common Stock issuable upon conversion of U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures due 2005 described herein.

** Based on information provided by the Issuer as of May 15, 1998.

                                 SCHEDULE 13D

CUSIP NO. 76026M309                                           PAGE 3 OF 14 PAGES



--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

      Enron  Corp.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                        (b) [X]
      N/A
--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Oregon
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF                  0

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY
                                     128,571,429*
          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING                  0

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH
                                     128,571,429*

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,571,429*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

      N/A
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      14.7%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

 * Represents shares of Common Stock issuable upon conversion of U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures due 2005 described herein.

** Based on information provided by the Issuer as of May 15, 1998.

                           STATEMENT ON SCHEDULE 13D

Note: All information herein with respect to Repap Enterprises Inc., a Canadian corporation (the "Issuer"), is to the best knowledge and belief of the Reporting Entities (as defined herein).

Item 1.  Security and Issuer.

         This statement relates to the shares of common stock, no par value ("Common Stock"), of Repap Enterprises Inc. The address of the principal executive office of the Issuer is 300 Atlantic Street, Suite 200, Stamford, Connecticut 06901.

Item 2.  Identity and Background.

         This statement is being filed by (i) Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), whose principal business is the purchase of natural gas, gas liquids and power through a variety of contractual arrangements and marketing these energy products to local distribution companies, electric utilities, cogenerators and both commercial and industrial end users, as well as the provision of risk management services and (ii) Enron Corp., an Oregon corporation ("Enron"), which is an integrated natural gas and electricity company that engages, primarily through subsidiaries, in the transportation and wholesale marketing of natural gas, the exploration for and production of natural gas and crude oil, the production, purchase, transportation and worldwide marketing and trading of natural gas liquids, crude oil and refined petroleum products, and the purchasing and marketing of electricity and other energy-related commitments. ECT and Enron are referred to herein as the "Reporting Entities." ECT is a wholly-owned subsidiary of Enron.

         The address of the principal business office of ECT and Enron is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and each executive officer of ECT and Enron. The filing of this statement on Schedule 13D shall not be construed as an admission that Enron or any person listed on Schedule I hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement.

         Neither of the Reporting Entities, nor to their knowledge any person listed on Schedule I hereto, has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         On May 15, 1998, pursuant to a Purchase Agreement between ECT and the Issuer (the "Purchase Agreement"), ECT purchased from the Issuer U.S. $45,000,000 aggregate principal amount of 6% Convertible Subordinated Debentures due 2005 (the "Debentures") at 100% of such aggregate principal amount. The purchase price for such securities was paid in cash, and the source of funds used for the purchase of the Debentures was working capital on hand. See Item 4 for a more complete description of the Debentures and the transactions contemplated by the Purchase Agreement.

Item 4.  Purpose of Transaction.

         The purchase of the Debentures was the result of a negotiated transaction with the Issuer. The Debentures were acquired for investment purposes. ECT intends to review its investment in the Issuer on a continuing basis and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to ECT, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

         The Purchase Agreement, the Registration Rights Agreement (as defined below), the form of Debenture and the Indenture (as defined below), are each incorporated by reference as exhibits to this statement on Schedule 13D and incorporated herein by reference, and the following summaries of the terms of such agreements or instruments are qualified by reference to the actual agreements or instruments.

         Purchase Agreement. On May 15, 1998, ECT acquired the Debentures described in Item 3, pursuant to the Purchase Agreement. In addition to providing for the transactions described in Item 3, the Purchase Agreement provides that at any time following conversion of the Debentures held by ECT and for so long as ECT holds, directly or indirectly through affiliates or nominees, at least 13.5% of the Issuer's then issued and outstanding Common Stock, calculated on a non-diluted basis other than the inclusion in such calculation of all options granted by the Issuer on or before the date of the Purchase Agreement, upon ECT's request, the Issuer will permit representatives of ECT to attend all meetings of the Issuer's Board of Directors and will grant ECT the reasonable opportunity to be heard at all such meetings of the Board of Directors with respect to all such matters as may be reasonably considered relevant to ECT as a holder of Common Stock of the Issuer; and at the first meeting of shareholders of the Issuer following any such request by ECT, and for so long as ECT holds, directly or indirectly through affiliates or nominees, at least 13.5% of the Issuer's then issued and outstanding Common Stock, at each meeting of shareholders thereafter, management of the Issuer will nominate for election by the Issuer's shareholders one individual designated by ECT for election to the Issuer's Board of Directors.

         Registration Rights Agreement. The Issuer and ECT entered into a Registration Rights Agreement as of May 15, 1998 (the "Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain U.S. registration rights and Canadian prospectus qualification rights for the shares of Common Stock issuable upon conversion of the Debentures (the "Shares"), at the expense of the Issuer. The record holder of any Shares or Debentures (the "Holder") has the option to utilize U.S. registration rights and/or Canadian prospectus qualification rights, and if at the time the Holder exercises a demand U.S. registration right (whether singularly or in combination with Canadian prospectus qualification rights) the Issuer is qualified to utilize the Multijurisdictional Disclosure System implemented in Canada pursuant to National Policy 45 ("MJDS"), the Issuer will effect such U.S. registration using MJDS. The Registration Rights Agreement provides for certain "demand" and "piggy-back" registration rights. The Holder can request three demand registrations and can request to include shares of Common Stock in any Registration Statement or Canadian Prospectus if the Issuer proposes to register any securities of the Company entitled to vote generally in the election of directors (or any securities convertible into or exchangeable for or exercisable for the purchase of securities so entitled generally to vote in the election of directors).

         Debentures. The Debentures mature on June 30, 2005, and on such date, or on such earlier date the principal amount becomes payable in accordance with the provisions of the Indenture, the Issuer will pay ECT the sum of U.S. $45,000,000 and, in the meantime, will pay interest thereon from May 15, 1998 or from the last interest payment date to which interest has been paid or made available for payment on the Debentures, whichever is later, at the rate of 6% per annum, on July 15, 1998 and thereafter half-yearly on January 15 and July 15 in each year (unless the Debenture has been previously redeemed in accordance with the provisions of the Indenture). The Debentures are convertible, in whole or in part, at the option of the Holder, at any time prior to the close of business on the earlier of the business day immediately preceding June 30, 2005 or, if this Debenture shall be called for redemption, the business day immediately preceding the date fixed for its redemption, into fully paid and non-assessable shares of Common Stock (without adjustment for interest accrued thereon or for any dividends on the Common Stock issuable upon conversion) at the price of U.S. $0.35 per share, subject to adjustment as set forth in the Indenture. All Debentures certified and issued under the Indenture rank pari passu. The Debentures are direct obligations of the Issuer and are not secured by mortgage or other charge.

         The Debentures were issued pursuant to a Trust Indenture between the Issuer and Montreal Trust Company (the "Trustee") dated as of May 15, 1998 (the "Indenture"). The Indenture sets forth the terms and conditions upon which the Debentures are issued and held and the rights of the holders of the Debentures, of the Issuer and of the Trustee. The Indenture also sets forth the terms and conditions for redemption and conversion of the Debentures. The Debentures will not be redeemed before the third anniversary of their issuance. On and after that date and before maturity, the Debentures are subject to redemption upon terms set forth in the Indenture, at the Issuer's option, at the principal amount thereof, plus unpaid interest accrued to the date fixed for redemption plus any additional amounts to the extent required under the terms of the Indenture. The aggregate principal amount of Debentures which may be issued under the Indenture is limited to U.S. $45,000,000 in lawful money of the United States of America. The indebtedness evidenced by the Indenture and the Debentures, including the principal thereof and interest thereon, is subordinate and junior in right of payment to the prior payment in full of the Senior Indebtedness (as defined in the Indenture). The Indenture contains restrictions on the Issuer's ability to declare or pay any dividend on any of its shares, to redeem or purchase or make any capital distribution with respect to any of its shares and to incur additional debt after the date of the Indenture.

         Other than the transactions described herein, neither of the Reporting Entities, nor to their knowledge any person listed on Schedule I hereto, has any plan or proposal that would result in any of the consequences listed in paragraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Neither of the Reporting Entities directly owns any Common Stock. However, ECT owns Debentures which are convertible into 128,571,429 shares of Common Stock, subject to adjustment as set forth in the Indenture. If such Debentures were converted into Common Stock, the shares of Common Stock issuable upon conversion of such Debentures would represent approximately 14.7% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of May 15, 1998 as represented by the Issuer in the Purchase Agreement). Enron may be deemed to beneficially own the Debentures held by ECT. See Item 2. Enron disclaims beneficial ownership of any Debentures.

         (b) ECT and Enron may be deemed to share voting and dispositive power over the shares of Common Stock issuable upon conversion of the Debentures held directly by ECT.

         (c) Other than the transactions described herein, neither of the Reporting Entities, nor to their knowledge any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See the description of the Purchase Agreement, the Debentures, the Registration Rights Agreement and the Indenture in Item 4 above.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Purchase Agreement dated May 15, 1998 between the Issuer and ECT.

         Exhibit 2 Registration Rights Agreement made as of May 15, 1998 by and between the Issuer and ECT.

         Exhibit 3 Form of Debenture for U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures due 2005 of Repap Enterprises Inc.

         Exhibit 4 Trust Indenture between the Issuer and Montreal Trust Company dated as of May 15, 1998.

         Exhibit 5        Joint Filing Agreement.

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  May 26, 1998                  ENRON CAPITAL & TRADE RESOURCES CORP.



                                     By: /s/ Peggy B. Menchaca
                                        ---------------------------------------
                                     Name:   Peggy B. Menchaca
                                     Title:  Vice President and Secretary



Date:  May 26, 1998                  ENRON CORP.



                                     By: /s/ Peggy B. Menchaca
                                        ---------------------------------------
                                     Name :  Peggy B. Menchaca
                                     Title:  Vice President and Secretary

                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.

Name and Business Address         Citizenship      Position and Occupation
-------------------------         -----------      -----------------------
1400 Smith Street
Houston, TX  77002

Mark A. Frevert                   U.S.A.           Director; President - ECT
                                                   Europe and Managing Director

Mark E. Haedicke                  U.S.A.           Director; Managing Director - Legal

Kevin P. Hannon                   U.S.A.           Director; President and Chief
                                                   Operating Officer

Kenneth D. Rice                   U.S.A.           Director; Chairman of the Board, Chief
                                                   Executive Officer and Managing
                                                   Director; Chairman and Chief
                                                   Executive Officer - ECT North
                                                   America

Gene E. Humphrey                  U.S.A.           Vice Chairman

Lou L. Pai                        U.S.A.           Managing Director

Amanda K. Martin                  U.S.A.           President - Energy and Finance Services

John B. Echols, Jr.               U.S.A.           Managing Director and Chief
                                                   Accounting Officer

Donald C. Bentley II              U.S.A.           Senior Vice President

Marty Sunde                       U.S.A.           Senior Vice President

Rebecca C. Carter                 U.S.A.           Vice President and Chief Control
                                                   Officer

Robert J. Hermann                 U.S.A.           Vice President and General Tax
                                                   Counsel

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.


Name and Business Address         Citizenship      Position and Occupation
-------------------------         -----------      -----------------------
Robert A. Belfer                  U.S.A.           Director
767 Fifth Avenue, 46th Fl.                         Chairman, President and Chief
New York, NY 10153                                   Executive Officer,
                                                   Belco Oil & Gas Corp.

Norman P. Blake, Jr.              U.S.A.           Director
USF&G Corporation                                  Chairman, United States
6225 Smith Ave. LA0300                               Fidelity and Guaranty
Baltimore, MD 21209                                  Company

Ronnie C. Chan                    U.S.A.           Director
Hang Lung Development                              Chairman of Hang Lung
  Company Limited                                    Development Group
28/F, Standard Chartered
  Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                    U.S.A.           Director
5851 San Felipe, Suite 850                         Investments
Houston, TX 77057

Joe H. Foy                        U.S.A.           Director
404 Highridge Dr.                                  Retired Senior Partner,
Kerrville, TX 78028                                Bracewell & Patterson, L.L.P.

Wendy L. Gramm                    U.S.A.           Director
P. O. Box 39134                                    Former Chairman, U.S.
Washington, D.C. 20016                               Commodity Futures Trading
                                                     Commission

Ken L. Harrison                   U.S.A.           Director
121 S. W. Salmon Street                            Vice Chairman of Enron Corp.
Portland, OR 97204

 Name and Business Address        Citizenship     Position and Occupation
 -------------------------        -----------     -----------------------
 Robert K. Jaedicke               U.S.A.          Director,
 Graduate School of Business                      Professor (Emeritus), Graduate
 Stanford University                                 School of Business
 Stanford, CA 94305                                  Stanford University

 Charles A. LeMaistre             U.S.A.          Director
 13104 Travis View Loop                           President (Emeritus), University of
 Austin, TX 77030                                    Texas M. D. Anderson Cancer
                                                     Center

 Jerome J. Meyer                  U.S.A.          Director
 26600 S. W. Parkway                              Chairman and Chief Executive
 Building 63; P. O. Box 1000                      Officer, Tektronix, Inc.
 Wilsonville, OR 97070-1000

 John A. Urquhart                 U.S.A.          Director and Vice Chairman of
 John A. Urquhart Assoc.                             Enron Corp.
 111 Beach Road                                   President, John A. Urquhart
 Fairfield, CT 06430                                 Associates

 John Wakeham                      U.K.           Director
 Pingleston House                                 Former U.K. Secretary of State for
 Old Alresford                                       Energy and Leader of the
 Hampshire S024 9TB                                  Houses of Commons and Lords
 United Kingdom

 Charls E. Walker                 U.S.A.          Director
 Walker & Walker, LLC.                            Chairman, Walker & Walker, LLC
 10220 River Road, Ste. 105
 Potomac, Maryland 20854

 Bruce G. Willison                U.S.A.          Director
 4900 Rivergrade Road                             President and Chief Operating
 Irwindale, CA 91706                              Officer, Homes Savings of America

 Herbert S. Winokur, Jr.          U.S.A.          Director
 Winokur & Associates, Inc.                       President, Winokur & Associates,
 30 East Elm Ct.                                     Inc.
 Greenwich, CT 06830


 Name and Business Address        Citizenship     Position and Occupation
 -------------------------        -----------     -----------------------
 1400 Smith Street
 Houston, TX 77002

 Kenneth L. Lay                   U.S.A.          Director, Chairman and Chief Executive
                                                  Officer

 Jeffrey K. Skilling              U.S.A.          Director, President and Chief Operating
                                                  Officer

 J. Clifford Baxter               U.S.A.          Senior Vice President, Corporate
                                                  Development

 Richard A. Causey                U.S.A.          Senior Vice President and Chief
                                                  Accounting and Information Officer

 James V. Derrick, Jr.            U.S.A.          Senior Vice President and General Counsel

 Andrew S. Fastow                 U.S.A.          Senior Vice President, Finance

 Stanley C. Horton                U.S.A.          Chairman and Chief Executive Officer,
                                                  Enron Gas Pipeline Group

 Rebecca P. Mark                  U.S.A.          Vice Chairman; Chairman and Chief Executive
                                                  Officer,
                                                  Enron International Inc.

 Thomas E. White                  U.S.A.          Chairman, Chief Executive Officer and
                                                  President, Enron Ventures Corp.

                               INDEX TO EXHIBITS

         Exhibit 1 Purchase Agreement dated May 15, 1998 between the Issuer and ECT.

         Exhibit 2 Registration Rights Agreement made as of May 15, 1998 by and between the Issuer and ECT.

         Exhibit 3 Form of Debenture for U.S. $45,000,000 principal amount of 6% Convertible Subordinated Debentures due 2005 of Repap Enterprises Inc.

         Exhibit 4 Trust Indenture between the Issuer and Montreal Trust Company dated as of May 15, 1998.

         Exhibit 5        Joint Filing Agreement.